

02019390

A+3/18/02

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

TC3712

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: September 30, 1998 | |
| Estimated average burden hours per response . . . 12.00 | |

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 29728 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01-01-2001_ AND ENDING _12-31-2001_
                                     MM/DD/YY                      MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Frederick J. Pilgrim dba_
_Pilgrim Financial Services_

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_644 Spar Ave_
(No. and Street)

RECEIVED
MAR 0 5 2002

_Beachwood_         _NJ_              _08722_
(City)               (State)          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_Frederick J. Pilgrim_                    _732-341-8746_
                                          (Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_Robert L. Pastine_
(Name — if individual, state last, first, middle name)

_802 Main St._      _Toms River_      _NJ_          _08753_
(Address)            (City)            (State)      Zip Code)

**CHECK ONE:**
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)        Potential persons who are to respond to the collection of information
                       contained in this form are not required to respond unless the form displays
                       a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _Frederick J. Pilgrim_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Pilgrim Financial Services_____, as of _Dec 31_____, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_Frederick J Pilgrim_____
Signature

_DIR - OWNER_____
Title

_Geraldine M. Morris_____
Notary Public

GERALDINE M. MORRIS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Mar 17, 2003

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

**(Financial and Operational Combined Uniform Single Report)**

## PART IIA [12]

FORM
X-17A-5

3/91

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]    2) Rule 17a-5(b) [ ] [17]    3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]    5) Other [ ] [26]

NAME OF BROKER DEALER
*Frederick J. Pilgrim dba*
*Pilgrim Financial Services* [13]

SEC FILE NO
*8-29728* [14]

FIRM ID NO
*18613* [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
*644 Spar Ave.* [20]

FOR PERIOD BEGINNING (MM/DD/YY)
*1-1-01* [24]

(No. and Street)

AND ENDING (MM/DD/YY)
*12-31-01* [25]

*Beachwood* [21]    *NJ* [22]    *08722* [23]
(City)    (State)    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]
(Area Code) Telephone No.
*732-341-8746* [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [33]
OFFICIAL USE
*732-341-8746* [32]

[34]
[35]
[36]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?    YES [ ] [40]    NO [X]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT    [ ]

---

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ _____ day of _____

Manual signatures of:

1) *Frederick J. Pilgrim*
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78 f(a))

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER   *Pilgrim Financial Services*   | N | 3 | | | | | |   [ 100 ]

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
### CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) _12-31-01_   [ 99 ]
SEC FILE NO. _8-29728_   [ XX ]
Consolidated [ ___ ]   [ 1YY ]
Unconsolidated [ ___ ]   [ 1YX ]

## ASSETS

| | Allowable | | Non Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash ..................................... | $ 10975 | [ 300 ] | | | $ 10975 | [ 760 ] |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account ................... | | [ 295 ] | | | | |
| B. Other .............................. | | [ 300 ] | | [ 560 ] | | [ 810 ] |
| 3. Receivables from non customers....... | | [ 355 ] | | [ 600 ] | | [ 830 ] |
| 4. Securities and spot commodities owned, at market value: | | | | | | |
| A. Exempted securities .............. | | [ 418 ] | | | | |
| B. Debt securities................... | | [ 419 ] | | | | |
| C. Options........................... | | [ 420 ] | | | | |
| D. Other securities.................. | | [ 424 ] | | | | |
| E. Spot commodities.................. | | [ 430 ] | | | | [ 900 ] |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ _____ [ 130 ] | | | | | | |
| B. At estimated fair value .......... | | [ 440 ] | 18900 | [ 610 ] | 18900 | [ 850 ] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | | | | | |
| A. Exempted securities $ _____ [ 160 ] | | [ 460 ] | | [ 630 ] | | [ 860 ] |
| B. Other securities $ _____ [ 165 ] | | | | | | |
| 7. Secured demand notes: market value of collateral: | | [ 470 ] | | [ 640 ] | | [ 870 ] |
| A. Exempted securities $ _____ [ 170 ] | | | | | | |
| B. Other securities $ _____ [ 180 ] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ _____ [ 190 ] | | | | | | |
| B. Owned, at cost ................... | | | | [ 660 ] | | |
| C. Contributed for use of the company, at market value ................... | | | | [ 660 ] | | [ 880 ] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships ............... | | [ 480 ] | | [ 670 ] | | [ 890 ] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.................. | | [ 490 ] | | [ 680 ] | | [ 920 ] |
| 11. Other assets ...................... | | [ 616 ] | | [ 735 ] | | [ 930 ] |
| 12. TOTAL ASSETS .................... | $ | [ 540 ] | $ | [ 740 ] | $ 29875 | [ 940 ] |

DRAFT PFINIIA5

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | Pilgrim Financial Services | as of | 12-31-01 |
| --- | --- | --- | --- |

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities* | Non-A.I. Liabilities* | Total |
| --- | --- | --- | --- |
| 13. Bank loans payable | [1045] | [1255] | [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1600] |
| B. Other | [1115] | [1305] | [1640] |
| 15. Payable to non customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | [1205] | [1385] | [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] | [1380] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [ ] |
| 1. from outsiders $ [970] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... $ [980] | | | |
| B. Securities borrowings, at market value, from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements: | | [1420] | [1730] |
| 1. from outsider: $ [1000] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1330] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | [1230] | [1450] | [1760] |

### Ownership Equity

| | | | |
| --- | --- | --- | --- |
| 21. Sole proprietorship | | | [1770] |
| 22. Partnership (limited partners | $ [1020] ) | | [1780] |
| 23. Corporation: | | | |
| A. Preferred stock | | | [1791] |
| B. Common stock | | | [1792] |
| C. Additional paid in capital | | | [1793] |
| D. Retained earnings | | | [1794] |
| E. Total | | | [1795] |
| F. Less capital stock in treasury | | | [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 29875 | [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ | [1810] |

* Brokers or dealers electing the alternative net capital requirement method need not complete these columns

OMIT PENNIES

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | Pilgrim Financial Services | as of | 12-31-01 |
|---|---|---|---|

## COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition....................................... $ _29875_ | 3480 |
2. Deduct ownership equity not allowable for Net Capital ............................................... | 3490 |
3. Total ownership equity qualified for Net Capital .................................................. _29875_ | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.......... | 3520 |
   B. Other (deductions) or allowable credits (List)................................................... | 3525 |
5. Total capital and allowable subordinated liabilities.................................................. $ | 3530 |
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ _18900_ | 3540 |
   B. Secured demand note deficiency........................................................ | 3590 |
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges.......................................................... | 3600 |
   D. Other deductions and/or charges...................................................... | 3610 | ( _18900_ ) | 3620 |
7. Other additions and/or allowable credits (List)..................................................... | 3630 |
8. Net capital before haircuts on securities positions ................................................ $ _10975_ | 3640 |
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments ............................................... $ | 3660 |
   B. Subordinated securities borrowings................................................. | 3670 |
   C. Trading and investment securities:
      1. Exempted securities............................................................ | 3736 |
      2. Debt securities................................................................ | 3733 |
      3. Options...................................................................... | 3730 |
      4. Other securities.............................................................. | 3734 |
   D. Undue Concentration ............................................................ | 3650 |
   E. Other (List)................................................................... | 3736 | | 3740 |
10. Net Capital ......................................................................... $ _10975_ | 3750 |

OMIT PENNIES

| BROKER OR DEALER | *Pilgrim Financial Services* | as of *12-31-01* |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

11. Minimum net capital required (6-2/3% of line 19) .................................................. $ _____ [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .................................. $ *5000* [3758]
13. Net capital requirement (greater of line 11 or 12) ......................................... $ *5000* [3760]
14. Excess net capital (line 10 less 13) ...................................................... $ *5975* [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) ................................. $ *5975* [3780]

## COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .............................. $ _____ [3790]
17. Add:
    A. Drafts for immediate credit ................................. $ _____ [3800]
    B. Market value of securities borrowed for which no equivalent
       value is paid or credited ................................. $ _____ [3810]
    C. Other unrecorded amounts (List) ............................. $ _____ [3820] $ _____ [3030]
19. Total aggregate indebtedness ............................................................. $ _____ [3810]
20. Percentage of aggregate indebtedness to net capital (line 18 by line 10) ................. % _____ [3840]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) ...... % _____ [3860]

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule
    15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
    and consolidated subsidiaries' debits ......................................................... $ _____ [ ]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A) .............................. $ _____ [ ]
24. Net capital requirement (greater of line 22 or 23) ........................................... $ _____ [ ]
25. Excess net capital (line 10 less 24) ......................................................... $ _____ [ ]
26. Net capital in excess of:
    5% of combined aggregate debit items or $120,000 ............................................. $ _____ [ ]

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
    covered by subordination agreements not in satisfactory form and the market values of memberships in
    exchanges contributed for use of company (contra to Item 1740) and partners' securities which were
    included in non allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
    non allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER _Pilgrim Financial Services_

For the period (MMDDYY) from |_1-1-01_| [3032] |_12-31-01_| [3033]

Number of months included in this statement _12_ [3031]

## STATEMENT OF INCOME (LOSS)

### REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange......................... $ _____ [3035]
   b. Commissions on listed option transactions ...................... _____ [3038]
   c. All other securities commissions ...................... _____ [3039]
   d. Total securities commissions ...................... _____ [3040]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ...................... _____ [3045]
   b. From all other trading ...................... _____ [3046]
   c. Total gain (loss) ...................... _____ [3050]
3. Gains or losses on firm securities investment accounts ...................... _(12954)_ [3052]
4. Profit (loss) from underwriting and selling groups ...................... _____ [3055]
5. Revenue from sale of investment company shares ...................... _51151_ [3070]
6. Commodities revenue ...................... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services ...................... _____ [3975]
8. Other revenue ...................... _285_ [3995]
9. Total revenue ...................... $ _64390_ [4030]

### EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ...................... $ _____ [4120]
11. Other employee compensation and benefits ...................... _14311_ [4115]
12. Commissions paid to other broker-dealers ...................... _____ [4140]
13. Interest expense ...................... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements ...................... [4070]
14. Regulatory fees and expenses ...................... _____ [4195]
15. Other expenses ...................... _2245_ [4100]
16. Total expenses ...................... $ _16556_ [ ]

### NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16 ) ...................... $ _____ [4210]
18. Provision for Federal Income taxes (for parent only) ...................... $ _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ...................... _____ [4222]
    a. After Federal Income taxes of ...................... [4224]
20. Extraordinary gains (losses) ...................... _____ [4225]
    a. After Federal Income taxes of ...................... [4226]
21. Cumulative effect of changes in accounting principles ...................... _____ [4225]
22. Net Income (loss) after Federal Income taxes and extraordinary items ...................... $ _47834_ [4230]

### MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items...................... $ _1000_ [4211]

| BROKER OR DEALER | *Pilgrim Financial Services* |
|---|---|

For the period (MMDDYY) from ,_/-/-01_____ ,12-31-01_

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ _109069_ | 4240 |
| A. Net Income (loss) | | _47834_ | 4250 |
| B. Additions (includes non-conforming capital of | $_31 01_ [4262] | _3101_ | 4260 |
| C. Deductions (includes non-conforming capital of | $_130129_ [4272] | (130129) | 4270 |
| 2. Balance, end of period (From Item 1800) | | $ _29875_ | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From Item 3520) | $ | 4330 |

OMIT PENNIES

Deductions    £ 1 - c

Stock

Health Fund     46086.40

Bank     "     55042.58

101128.98

Draw-   Personal Cash

29000     29000

130,129

BROKER OR DEALER *Pilgrim Financial Services*    as of *12-31-0 P*

## Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 ........................................  | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained ....................................................................  | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ▼ _____| 4335 |  | 4570 |

D. (k) (3)—Exempted by order of the Commission .......................................  | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

| Type of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| [4630] | [4631] | [4632] | [4633] | [4634] | [4636] |
| [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE:         DESCRIPTION

1.        Equity Capital
2.        Subordinated Liabilities
3.        Accruals
4.        15c3-1(c)(2)(iv) Liabilities

3/78

# Robert L. Pastine
Accountant & Auditor
802 Main Street • Suite 4-A
Toms River, NJ 08753
(732) 240-9090
Fax (732) 240-9097
Email: pastine@americom.net

# PILGRIM FINANCIAL SERVICES

# FINANCIAL STATEMENTS

# DECEMBER 31, 2001

# Robert L. Pastine
Accountant & Auditor
802 Main Street • Suite 4-A
Toms River, NJ 08753
(732) 240-9090
Fax (732) 240-9097
Email: pastine@americom.net

February 20, 2002

Fred Pilgrim
Pilgrim Financial services
644 Spar Avenue
Beachwood, NJ 08722

Dear Mr. Pilgrim:

I have examined the accompanying statement of assets and liabilities arising from cash transactions of Pilgrim Financial Services as of December 31, 2001 the related statement of revenue collected and expenses paid in accordance with standards established by the American Institute of Certified Accounts.

The accompanying financial statements fairly reflect the financial position and the results of operations on the cash basis of Pilgrim Financial Services for the year ended December 31, 2001

Pilgrim Financial Services does not physically possess or control any customer securities or funds. Pilgrim Financial Services is, therefore, operating pursuant to the K(2) (ii) exemption of SEC Rule 15c3-3.

Therefore internal control consists of getting checks from the mail to the bank. No material inadequacies were uncovered in this function.

The only investment at December 31, 2001 was a checking account. All investments were liquidated during the year 2001. The ownership equity reflected in the broker/dealer unaudited report Part II is $ 10,975..

The application of Pilgrim Financial Services for exclusion from membership in SPIC under the Securities Investor Protection Act of 1970 is properly qualified by the nature of Pilgrim Financial Services' operating for the year 2001. From SPIC-3 was timely filed with SPIC, 900 Seventeenth street, Suite 800, Washington, D.C. 20006.

PILGRIM FINANCIAL SERVICES

STATEMENT OF ASSETS & LIABILITIES
ARISING FROM CASH TRANSACTIONS

DECEMBER 31, 2001

ASSETS

| | | |
|---|---|---|
| Cash in bank | $ | 10,975 |
| | | |
| TOTAL ASSETS | $ | 10,975 |

LIABILITIES & NET WORTH

LIABILITIES

| | | |
|---|---|---|
| Total Liabilities | $ | -0- |

NET WORTH

| | | | |
|---|---|---|---|
| Balance, January 1, 2001 | $109,069 | | |
| Additions: | | | |
| Net Income for the year | 47,834 | | |
| Deductions; | | | |
| Withdrawals | (145,928) | | |
| NET WORTH | | $ | 10,975 |
| | | | |
| TOTAL LIABILITIES & NET WORTH | | $ | 10,975 |

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENTS OF REVENUE COLLECTED
AND EXPENSES PAID
For the Years Ended December 31, 2001 & 2000

EXHIBIT B

|  | 2001 | 2000 |
|---|---|---|
| INCOME: |  |  |
| Commissions | $ 51,151 | $ 48,147 |
| Dividends | -0- | 1,052 |
| Interest income | 37 | 543 |
| Other income | 248 | -0- |
| Net gain on investment trading | -0- | 9,530 |
| Total Income | $ 51,436 | $ 59,272 |
| EXPENSES: |  |  |
| Commissions | $ 14,311 | $ 20,825 |
| Other expenses | 2,245 | 1,628 |
| Total Expenses | $ 16,556 | $ 22,453 |
| NET CASH BASIS INCOME FOR THE YEAR | $ 34,880 | $ 36,819 |
| UNREALIZED INCREASE IN MARKET VALUE SECURITIES | 12,954 | 14,710 |
| NET INCOME REPORTED TO NASD | $ 47,834 | $ 51,529 |

STATEMENTS OF CHANGES IN FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2000 & 1999

EXHIBIT C

|  | 2001 | 2000 | INCREASE (DECREASE) |
|---|---|---|---|
| Cash | $ 10,975 | $ 1,889 | $ 9,086 |
| Securities |  |  |  |
| Costs | -0- | 90,659 | (90,659) |
| Unrealized increase (decrease) in market value | -0- | 16,521 | (16,521) |
| TOTAL ASSETS | $ 10,975 | $109,069 | $(98,094) |
| EQUITY | $ 10,975 | $109,069 | $(98,094) |

"SEE ACCOMPANYING NOTES & ACCOUNTANT'S REPORT"


Robert L. Pastine

Accountant & Auditor


PILGRIM FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

<u>EXHIBIT D</u>

CASH FLOW FROM OPERATING ACTIVITIES:

| | | |
|---|---|---|
| Cash from operations | $ 47,834 | |
| Less: withdrawals | (<u>145,928</u>) | |
| Net cash from operations | | $(98,094) |

CASH FLOW FROM INVESTING ACTIVITIES:

| | |
|---|---|
| Subtractions from investments | (<u>107,180</u>) |
| NET INCREASE (DECREASE) IN CASH | $ 9,086 |
| CASH AT BEGINNING OF YEAR | $ <u>1,889</u> |
| CASH AT END OF YEAR | $ 10,975 |

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001


Pilgrim Financial Services is a small investment service company whose assets on December 31, 2001 consisted of a cash account. Under the circumstances direct communications with the bank and investment holder were not considered necessary. I satisfied myself as to the existence of the assets as follows:

A statement supplied by the bank for December 31, 2001 evidenced cash in bank. The balance shown on that statement for December 31, 2001 was identical to the book balance on December 31, 2001.


"SEE ACCOMPANYING NOTES & ACCOUNTANT'S REPORT"

Robert L. Pastine
Accountant & Auditor